Exhibit 99.1

Trip.com Group Reports Unaudited Second Quarter of 2020 Financial Results

Shanghai, September 24, 2020/PRNewswire/—Trip.com Group Limited (Nasdaq: TCOM) (“Trip.com Group” or the “Company”), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged-tour and in-destination services, corporate travel management, and other travel-related services, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Key Highlights

•	Our business has continued to show strong momentum of recovery in the China domestic market.

•	Reservations for China domestic hotels achieved positive growth, with high-end domestic hotels leading the way over the past month.

•	China domestic flight reservations achieved positive growth over the past months.

•	The Company’s results for the second quarter of 2020 were significantly and negatively impacted due to the ongoing COVID-19 pandemic.

•

Net revenue for the second quarter of 2020 was RMB3.2 billion (US$448 million), representing a 64% decrease from the same period in 2019. The performance reflects a strong recovery of our China domestic businesses, offset by a steep decline of our international businesses.

•	Operating loss for the second quarter of 2020 was RMB688 million (US$97 million). Excluding share-based compensation charges, non-GAAP loss from operations was RMB200 million (US$27 million).

“In the second quarter of 2020, the global travel industry continued to experience significant impact as a result of the ongoing COVID-19 pandemic. On a promising note, we have seen all of our domestic business lines recover to varying degrees during the quarter,” said James Liang, Executive Chairman. “As global efforts intensify in this fight against COVID-19, we are increasingly optimistic that there will be more resumption of travel activity in major markets worldwide.”

“Although the second quarter witnessed a full quarter impact of COVID-19 across business lines, our Company quickly adjusted operational priorities to suit the changing macro environment through minimizing operating expenses while meaningfully outpacing the industry in recovery,” said Jane Sun, Chief Executive Officer. “We are glad to see that reservations for China domestic flights and hotels have reached a level of full recovery in succession during August, and we strive to make further progress as the travel industry continues to pick up more momentum.”

Second quarter of 2020 Financial Results and Business Updates

The Company’s results for the second quarter of 2020 were negatively impacted by the COVID-19 pandemic. The pandemic continued to cause a decline in travel demands even though the travel restrictions have been lifted in some countries as the spread of the coronavirus has been contained to various degrees. Consumers are becoming more comfortable with traveling especially to domestic locations. This has led to more travel bookings compared to February and March 2020. Yet, travel demands remained significantly lower than the previous year especially for the China outbound and overseas markets.

For the second quarter of 2020, Trip.com Group reported net revenue of RMB3.2 billion (US$448 million), representing a 64% decrease from the same period in 2019. Net revenue for the second quarter of 2020 decreased by 33% from the previous quarter.

Accommodation reservation revenue for the second quarter of 2020 was RMB1.3 billion (US$178 million), representing a 63% decrease from the same period in 2019, and a 9% increase from the previous quarter, primarily due to the recovery of China domestic market.

Transportation ticketing revenue for the second quarter of 2020 was RMB1.2 billion (US$163 million), representing a 66% decrease from the same period in 2019, and a 52% decrease from the previous quarter.

Packaged-tour revenue for the second quarter of 2020 was RMB130 million (US$18 million), representing an 88% decrease from the same period in 2019, and a 75% decrease from the previous quarter.

Corporate travel revenue for the second quarter of 2020 was RMB162 million (US$23 million), representing a 47% decrease from the same period in 2019, and a 29% increase from the previous quarter, primarily due to the recovery of China domestic market.

Gross margin was 72% for the second quarter of 2020, which decreased from 79% for the same period in 2019 and 74% for the previous quarter.

Product development expenses for the second quarter of 2020 decreased by 32% to RMB1.8 billion (US$255 million) from the same period in 2019, primarily due to a decrease in expenses related to product development personnel. Product development expenses for the second quarter of 2020 increased by 6% from the previous quarter, primarily due to an increase in expenses related to product development personnel. Product development expenses for the second quarter of 2020 accounted for 57% of the net revenue for the same period. Excluding share-based compensation charges, non-GAAP product development expenses for the second quarter of 2020 accounted for 49% of the net revenue for the same period, which increased from 28% in the same period in 2019 and 32% in the previous quarter.

Sales and marketing expenses for the second quarter of 2020 decreased by 69% to RMB661 million (US$94 million) from the same period in 2019 and decreased by 52% from the previous quarter, primarily due to a decrease in expenses relating to sales and marketing activities. Sales and marketing expenses for the second quarter of 2020 accounted for 21% of the net revenue for the same period. Excluding share-based compensation charges, non-GAAP sales and marketing expenses for the second quarter of 2020 accounted for 20% of the net revenue for the same period, which decreased from 24% in the same period in 2019 and 29% in the previous quarter.

General and administrative expenses for the second quarter of 2020 decreased by 37% to RMB513 million (US$73 million) from the same period in 2019, primarily due to a decrease in personnel expenses, and decreased by 74% from the previous quarter because we accrued RMB1.2 billion bad debt provision in the first quarter of 2020. General and administrative expenses for the second quarter of 2020 accounted for 16% of the net revenue for the same period. Excluding share-based compensation charges, non-GAAP general and administrative expenses accounted for 10% of the net revenue for the same period, which increased from 8% in same period in 2019 and decreased from 38% in the previous quarter.

Loss from operations for the second quarter of 2020 was RMB688 million (US$97 million), compared to income of RMB1.3 billion in the same period in 2019 and loss of RMB1.5 billion in the previous quarter. Excluding share-based compensation charges, non-GAAP loss from operations was RMB200 million (US$27 million), compared to income of RMB1.7 billion in the same period in 2019 and loss of RMB1.2 billion in the previous quarter.

Operating margin was -22% for the second quarter of 2020, compared to 15% in the same period in 2019, and -32% in the previous quarter. Excluding share-based compensation charges, non-GAAP operating margin was -6%, compared to 20% in the same period in 2019 and -25% in the previous quarter.

Income tax expense for the second quarter of 2020 was RMB201 million (US$29 million), compared to expense of RMB336 million in the same period of 2019 and benefit of RMB254 million in the previous quarter. The change in our effective tax rate was primarily due to the non-taxable income of the fair value changes in equity securities investments.

Net loss attributable to Trip.com Group’s shareholders for the second quarter of 2020 was RMB476 million (US$67 million), compared to net loss attributable to Trip.com Group’s shareholders of RMB403 million in the same period in 2019 and RMB5.4 billion in the previous quarter, primarily due to the operating loss associated with impact of COVID-19, the fair value changes in equity securities investments, impairments of long-term investments, gains from other investing activities and equity in loss of our affiliates. Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP net loss attributable to Trip.com Group’s shareholders was RMB1.2 billion (US$162 million), compared to net income of RMB1.3 billion in the same period in 2019 and net loss of RMB2.2 billion in the previous quarter.

Diluted losses per ADS were RMB0.80 (US$0.11) for the second quarter of 2020. Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP diluted losses per ADS were RMB1.93 (US$0.27) for the second quarter of 2020.

As of June 30, 2020, the balance of cash and cash equivalents, restricted cash, short-term investment, held to maturity time deposit and financial products was RMB64.3 billion (US$9.1 billion).

Subsequent Events

In July, 2020, the Company has completed the put right offer relating to its 1.99% Convertible Senior Notes due 2025 (the “2025 Notes”). The aggregate purchase price of the 2025 Notes was US$395,240,000. Following the settlement of repurchase of 2025 Notes, the total number of ordinary shares of the Company on a fully diluted basis was reduced by 0.9 million shares.

In July, 2020, the Company’s 1.00% Convertible Senior Notes due 2020 (the “2020 Notes”) with a principle amount of US$700 million matured and were repaid in cash. Following the settlement of the repayment of 2020 Notes, the total number of ordinary shares of the Company on a fully diluted basis was reduced by 1.6 million shares.

In July, 2020, the Company issued US$500 million in aggregate principal amount of its 1.50% Exchangeable Senior Notes due 2027 (the “2027 Notes”). The 2027 Notes will be exchangeable, at the option of the holders and subject to certain conditions, into cash, American depositary shares (“Huazhu ADSs”) of Huazhu Group Limited (Nasdaq: HTHT) (“Huazhu”), each representing one ordinary share of Huazhu, par value $0.0001 per share, or a combination of cash and Huazhu ADSs, at the Company’s election subject to certain conditions.

Business Outlook

As a result of the continued negative impact due to COVID-19 in the third quarter of 2020, the Company expects net revenue to decrease by approximately 47%-52% year-over-year for the third quarter of 2020. This forecast reflects the current and preliminary view based on best information available at the time, which is subject to change.

Conference Call

Trip.com Group’s management team will host a conference call at 8:00PM U.S. Eastern Time on September 24, 2020 (or 8:00AM on September 25, 2020 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: https://investors.trip.com. The call will be archived for twelve months at this website.

All participants must pre-register to join this conference call using the Participant Registration link below: https://s1.c-conf.com/DiamondPass/10009786-invite.html

Upon registration, each participant will receive details for this conference call, including dial-in numbers, passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call until October 2, 2020.

The dial-in details for the replay:

International dial-in number: +61-7-3107-6325

Passcode: 10009786

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the potential impact of the COVID-19 to Trip.com Group’s business operations, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Trip.com Group’s affiliated Chinese entities and the contractual arrangements among Trip.com Group, its affiliated Chinese entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses Non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income attributable to Trip.com Group’s shareholders, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible, and fair value changes of equity securities investments, net of tax, recorded under ASU 2016-1. Trip.com Group’s management believes the Non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using Non-GAAP financial measures is that Non-GAAP measures exclude share-based compensation charges and fair value changes of equity securities investments that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s Non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM) is a leading one-stop travel service provider consisting of Trip.com, Ctrip, Skyscanner, and Qunar. Across its platforms, Trip.com Group enables local partners and travelers around the world to make informed and cost-effective bookings for travel products and services, through aggregation of comprehensive travel-related information and resources, and an advanced transaction platform consisting of mobile apps, Internet websites, and 24/7 customer service centers. Founded in 1999 and listed on Nasdaq in 2003, Trip.com Group has become one of the largest travel companies in the world in terms of gross merchandise value.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406 4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2019	June 30, 2020	June 30, 2020
	RMB (million)	RMB (million)	USD (million)
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	21,747	18,896	2,674
Short-term investments	23,058	23,886	3,381
Accounts receivable, net	7,661	5,129	726
Prepayments and other current assets	15,489	15,583	2,205
Total current assets	67,955	63,494	8,986
Property, equipment and software	6,135	5,985	847
Intangible assets and land use rights	13,264	13,324	1,886
Right-of-use asset	1,207	795	113
Investments (Includes held to maturity time deposit and financial products of RMB15,056 million and RMB21,538 million as of December 31, 2019 and June 30, 2020, respectively)	51,278	53,659	7,595
Goodwill	58,308	59,327	8,397
Other long-term assets	1,046	551	79
Deferred tax asset	976	1,360	193
Total assets	200,169	198,495	28,096
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	30,516	42,097	5,958
Accounts payable	12,294	4,478	634
Advances from customers	11,675	8,013	1,134
Other current liabilities	14,697	11,969	1,695
Total current liabilities	69,182	66,557	9,421
Deferred tax liability	3,592	3,567	505
Long-term debt	19,537	28,067	3,973
Long-term lease liability	749	536	76
Other long-term liabilities	264	206	29
Total liabilities	93,324	98,933	14,004
MEZZANINE EQUITY
Redeemable non-controlling interests	1,142	—	—
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	103,442	97,529	13,804
Non-controlling interests	2,261	2,033	288
Total shareholders’ equity	105,703	99,562	14,092
Total liabilities, mezzanine equity and shareholders’ equity	200,169	198,495	28,096

Trip.com Group Limited

Unaudited Consolidated Statements of Comprehensive Income

(In millions, except share and per share data)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020
	RMB (million)	RMB (million)	RMB (million)	USD (million)

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Accommodation reservation	3,410	1,155	1,254	178
Transportation ticketing	3,407	2,393	1,150	163
Packaged-tour	1,051	523	130	18
Corporate travel	309	126	162	23
Others	524	538	466	66
Total revenue	8,701	4,735	3,162	448
Less: Sales tax and surcharges	(10)	(4)	(3)	0
Net revenue	8,691	4,731	3,159	448
Cost of revenue	(1,798)	(1,220)	(872)	(123)
Gross profit	6,893	3,511	2,287	325
Operating expenses:
Product development **	(2,642)	(1,696)	(1,801)	(255)
Sales and marketing **	(2,108)	(1,382)	(661)	(94)
General and administrative **	(810)	(1,942)	(513)	(73)
Total operating expenses	(5,560)	(5,020)	(2,975)	(422)
Income/(loss) from operations	1,333	(1,509)	(688)	(97)
Interest income	562	513	603	85
Interest expense	(426)	(448)	(461)	(65)
Other (expense)/income *	(1,412)	(3,827)	1,766	250
Income/(loss) before income tax expense and equity in income of affiliates	57	(5,271)	1,220	173
Income tax (expense)/benefit *	(336)	254	(201)	(29)
Equity in loss of affiliates	(123)	(321)	(1,491)	(211)
Net loss	(402)	(5,338)	(472)	(67)
Net loss attributable to non-controlling interests	7	9	12	2
Accretion to redemption value of redeemable non-controlling interests	(8)	(24)	(16)	(2)
Net loss attributable to Trip.com Group Limited	(403)	(5,353)	(476)	(67)
Comprehensive loss attributable to Trip.com Group Limited	(308)	(5,924)	(515)	(73)
Losses per ordinary share
- Basic	(5.81)	(71.86)	(6.36)	(0.90)
- Diluted	(5.81)	(71.86)	(6.36)	(0.90)
Losses per ADS
- Basic	(0.73)	(8.98)	(0.80)	(0.11)
- Diluted	(0.73)	(8.98)	(0.80)	(0.11)
Weighted average ordinary shares outstanding
- Basic	69,484,264	74,494,148	74,968,727	74,968,727
- Diluted	69,484,264	74,494,148	74,968,727	74,968,727
- Diluted-non GAAP	77,807,991	74,494,148	74,968,727	74,968,727

** Share-based compensation included in Operating expenses above is as follows:
Product development	215	180	252	36
Sales and marketing	34	30	41	6
General and administrative	144	133	195	28

* Fair value changes of equity securities investments included in Net loss is as follow:
Fair value loss/(income) of equity securities investments, net of tax	1,339	2,790	(1,167)	(165)

Trip.com Group Limited

Reconciliation of GAAP and Non-GAAP Results

(In millions, except % and per share data)

	Quarter Ended June 30, 2020
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(1,801)	-57%	252	8%	(1,549)	-49%
Sales and marketing	(661)	-21%	41	1%	(620)	-20%
General and administrative	(513)	-16%	195	6%	(318)	-10%

Total operating expenses	(2,975)	-94%	488	15%	(2,487)	-79%
(Loss)/income from operations	(688)	-22%	488	15%	(200)	-6%
Fair value changes of equity securities investments, net of tax expense of RMB27 million	1,167	37%	(1,167)	-37%	—	0%
Net loss attributable to Trip.com Group’s shareholders	(476)	-15%	(679)	-21%	(1,155)	-37%
Diluted losses per ordinary share (RMB)	(6.36)		(9.06)		(15.42)
Diluted losses per ADS (RMB)	(0.80)		(1.13)		(1.93)
Diluted losses per ADS (USD)	(0.11)		(0.16)		(0.27)

	Quarter Ended March 31, 2020
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(1,696)	-36%	180	4%	(1,516)	-32%
Sales and marketing	(1,382)	-29%	30	1%	(1,352)	-29%
General and administrative	(1,942)	-41%	133	3%	(1,809)	-38%

Total operating expenses	(5,020)	-106%	343	7%	(4,677)	-99%
(Loss)/income from operations	(1,509)	-32%	343	7%	(1,166)	-25%
Fair value changes of equity securities investments, net of tax benefit of RMB209 million	(2,790)	-59%	2,790	59%	—	0%
Net (loss)/income attributable to Trip.com Group’s shareholders	(5,353)	-113%	3,133	66%	(2,220)	-47%
Diluted (losses)/earnings per ordinary share (RMB)	(71.86)		42.05		(29.81)
Diluted (losses)/earnings per ADS (RMB)	(8.98)		5.25		(3.73)
Diluted (losses)/earnings per ADS (USD)	(1.27)		0.74		(0.53)

	Quarter Ended June 30, 2019
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(2,642)	-30%	215	2%	(2,427)	-28%
Sales and marketing	(2,108)	-24%	34	0%	(2,074)	-24%
General and administrative	(810)	-9%	144	2%	(666)	-8%

Total operating expenses	(5,560)	-64%	393	5%	(5,167)	-59%
Income from operations	1,333	15%	393	5%	1,726	20%
Fair value changes of equity securities investments, net of tax benefit of RMB48 million	(1,339)	-15%	1,339	15%	—	0%
Net (loss)/income attributable to Trip.com Group’s shareholders	(403)	-5%	1,732	20%	1,329	15%
Diluted (losses)/earnings per ordinary share (RMB)	(5.81)		23.81		18.00
Diluted (losses)/earnings per ADS (RMB)	(0.73)		2.98		2.25
Diluted (losses)/earnings per ADS (USD)	(0.11)		0.44		0.33

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB7.0651 on June 30, 2020 published by the Federal Reserve Board.